Abpro Holdings, Inc.

68 Cummings Park Drive

Woburn, Massachusetts 01801

June 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Chris Edwards
Joe McCann

Re:	Acceleration Request for Abpro Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-287492)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Abpro Holdings, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-287492 (the “Registration Statement”) be accelerated so that it will become effective at 4:30 P.M., New York City time, on June 12, 2025, or as soon as practicable thereafter.

Please contact Jonathan Talcott of Nelson Mullins Riley & Scarborough LLP via telephone at (202) 689-2806, or via email at jon.talcott@nelsonmullins.com with any questions and please notify him when this request for acceleration has been granted.

Sincerely,

Abpro Holdings, Inc.

/s/ Miles Suk
Name: Miles Suk Title: Chief Executive Officer

cc:	Jonathan Talcott, Nelson Mullins Riley & Scarborough LLP